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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RITE AID CORPORATION
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $1.00 PER SHARE
(TITLE OF CLASS OF SECURITIES)

767754104
(CUSIP NUMBER OF CLASS OF SECURITIES—UNDERLYING COMMON STOCK)

MARC A. STRASSLER, ESQ.
EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
RITE AID CORPORATION
30 HUNTER LANE
CAMP HILL, PENNSYLVANIA 17011
(717) 761-2633
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

NANCY A. LIEBERMAN, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK, NEW YORK 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$4,080,000	$473.69

*
Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Value assumes that all options to purchase the Issuer's common stock that may be eligible for exchange in the offer will be tendered for new options and cancelled pursuant to this offer. These options have a value of $4,080,000 calculated using the Black-Scholes method based on a price per share of common stock of $1.05, the average of the high and low prices of the Issuer's common stock as reported on the New York Stock Exchange on March 16, 2011. The amount of the filing fee equals $116.10 per $1,000,000.00.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

         If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet—Questions and Answers" in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 21, 2011 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The issuer is Rite Aid Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011, and the telephone number of its principal executive offices is (717) 761-2633.

        (b)    Securities.    This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock that (1) were granted before March 21, 2009, (2) have an exercise price that is greater than $1.77 per share, (3) have a remaining term of at least 12 months immediately following completion of the option exchange, and (4) are outstanding and held by Eligible Associates (as defined in the Offer to Exchange) as of the commencement of the Offer and as of the time the Offer expires (the "Eligible Options"), for new options (the "New Options"). The Eligible Options were previously granted under the Company's 1999 Stock Option Plan (the "1999 Plan"), 2000 Omnibus Equity Plan (the "2000 Plan"), 2001 Stock Option Plan (the "2001 Plan"), 2004 Omnibus Equity Plan (the "2004 Plan") or the 2006 Omnibus Equity Plan (the "2006 Plan"), each as amended pursuant to stockholder approval on June 23, 2010 to permit the Option Exchange (collectively, the "Equity Plans"). Each New Option will be issued under either the 2004 Plan or the 2006 Plan. As of March 16, 2011, options to purchase approximately 18.3 million shares of the Company's common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange.

        The information set forth in the Offer to Exchange under Section I ("Summary Term Sheet—Questions and Answers"), Section II ("Risk Factors"), Section III.1 ("Eligibility; Number of Options; Offer Expiration Time"), Section III.2 ("Terms of New Options"), Section III.6 ("Acceptance of Eligible Options for Exchange and Grant of New Options") and Section III.10 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

        (c)    Trading Market and Price.    The information set forth in the Offer to Exchange under Section III.10 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address.    The Company is both the subject company and the filing person. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.11 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options") and Section III.19 ("Additional Information") is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Exchange under Section I ("Summary Term Sheet—Questions and Answers"), Section II ("Risk Factors"), Section III.1 ("Eligibility; Number of Options; Completion Date"), Section III.2 ("Terms of Replacement Options"), Section III.3 ("Purpose of the Offer"), Section III.4 ("Procedures for Electing to Exchange Eligible Options"), Section III.5 ("Rights to Change and Withdraw Elections"), Section III.6 ("Acceptance of Eligible Options for Exchange and Grant of New Options"), Section III.7 ("Extension of Offer;

Termination; Amendment"), Section III.8 ("Material U.S. Federal Income Tax Consequences"), Section III.9 ("Conditions of the Offer"), Section III.12 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") and Section III.13 ("Agreements; Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)    Purchases.    Members of the Company's Board of Directors, and executive officers of the Company, are not eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I ("Summary Term Sheet—Questions and Answers") and Section III.11 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Exchange under Section III.11 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options"), Section III.16 ("Information Concerning Rite Aid") and Section III.18 ("Corporate Plans, Proposals and Negotiations") is incorporated herein by reference. Copies of the 1999 Plan, the 2000 Plan, the 2001 Plan, the 2004 Plan and the 2006 Plan pursuant to which the eligible options were granted are filed as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) to this Schedule TO, respectively, and are incorporated by reference herein. The form of Award Agreement under the 2004 Plan and the 2006 Plan is filed as Exhibit (d)(7) to this Schedule TO and is incorporated by reference herein. A copy of the 2010 Omnibus Equity Plan is filed as Exhibit (d)(6), and the Form of Award Agreement under the 2010 Omnibus Equity Plan is filed as Exhibit (d)(8). Options granted under the 2010 Omnibus Equity Plan are not eligible for participation in the offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock.

        A copy of the Stock Purchase Agreement, dated August 23, 2006, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. is filed as Exhibit (d)(9) to this Schedule TO and incorporated herein by reference. A copy of the Amended and Restated Stockholder Agreement, dated August 23, 2006, amended and restated as of June 4, 2007, by and between Rite Aid Corporation, The Jean Coutu Group (PJC) Inc., Jean Coutu, Marcelle Coutu, Francois J. Coutu, Michel Coutu, Louis Coutu, Sylvie Coutu and Marie-Josee Coutu is filed as Exhibit (d)(10) to this Schedule TO and incorporated by reference herein. A copy of the Letter Agreement, dated April 20, 2010, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. is filed as Exhibit (d)(11) to this Schedule TO and incorporated herein by reference. A copy of the Registration Rights Agreement, dated August 23, 2006, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. is filed as Exhibit (d)(12) to this Schedule TO and incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes.    The information set forth in the Offer to Exchange under Section III.3 ("Purpose of the Offer") is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The information set forth in the Offer to Exchange under Section I ("Summary Term Sheet—Questions and Answers"), Section III.3 ("Purpose of the Offer") and Section III.12 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offer to Exchange under Section III.18 ("Corporate Plans, Proposals and Negotiations") is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds.    The information set forth in the Offer to Exchange under Section III.2 ("Terms of New Options"), Section III.14 ("Fees and Expenses") and Section III.15 ("Source and Amount of Consideration") is incorporated herein by reference.

        (b)    Conditions.    The information set forth in the Offer to Exchange under Section III.9 ("Conditions of this Offer") is incorporated herein by reference.

        (d)    Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in the Offer to Exchange under Section III.11 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

        (b)    Securities Transactions.    The information set forth in the Offer to Exchange under Section III.11 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options") is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    Not applicable.

Item 10.    Financial Statements.

        (a)    Financial Information.    The information set forth in Item 8. Financial Statements and Supplementary Data in the Company's Annual Report on Form 10-K for the year ended February 27, 2010 and in Item 1. Financial Statements in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 27, 2010 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.17 ("Financial Information") and Section III.19 ("Additional Information") is incorporated herein by reference.

        (b)    Pro Forma Financial Information.    Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Section II ("Risks Factors"), Section III.8 ("Material U.S. Federal Income Tax Consequences"), Section III.11 ("Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Eligible Options") and Section III.13 ("Agreements; Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)    Other Material Information.    Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 21, 2011
(a)(1)(B)	Form of Mail or E-mail Communication to Eligible Rite Aid Associates announcing the Offer
(a)(1)(C)	Screenshots of Option Exchange Program Website

Exhibit No.	Description
(a)(1)(D)	Forms of Confirmation Messages of Acceptance or Decline of Offer
(a)(1)(E)	Form of Reminder Mail or Email Communication to Eligible Employees
(a)(1)(F)
Presentation, dated March 2, 2011, to a group of associates of Rite Aid Corporation regarding the Stock Option Exchange Program (incorporated herein by reference to Exhibit 99.1 to Schedule TO-C as filed by the Company with the Securities and Exchange Commission on March 2, 2011)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(b)	Not applicable
(d)(1)	Rite Aid Corporation 1999 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to Form 10-K as filed by the Company with the Securities and Exchange Commission on May 21, 2001)
(d)(2)
Rite Aid Corporation 2000 Omnibus Equity Plan (incorporated herein by reference to Appendix 1 to the Company's Definitive Proxy Statement, as filed by the Company with the Securities and Exchange Commission on October 24, 2000)
(d)(3)	Rite Aid Corporation 2001 Stock Option Plan (incorporated herein by reference to Exhibit 10.3 to Form 10-K as filed by the Company with the Securities and Exchange Commission on May 21, 2001)
(d)(4)	Rite Aid Corporation 2004 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.4 to Form 10-K as filed by the Company with the Securities and Exchange Commission on April 29, 2005)
(d)(5)	Rite Aid Corporation 2006 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10 to Form 8-K as filed by the Company with the Securities and Exchange Commission on January 22, 2007)
(d)(6)	Rite Aid Corporation 2010 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed by the Company with the Securities and Exchange Commission on June 25, 2010)
(d)(7)
Form of Award Agreement under the Rite Aid Corporation 2000 Omnibus Equity Plan, the Rite Aid Corporation 2001 Stock Option Plan, the Rite Aid Corporation 2004 Omnibus Equity Plan and the Rite Aid Corporation 2006 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.1 to Form 8-K as filed by the Company with the Securities and Exchange Commission on June 23, 2010)
(d)(8)
Form of Award Agreement under the Rite Aid Corporation 2010 Omnibus Equity Plan (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed by the Company with the Securities and Exchange Commission on June 23, 2010)
(d)(9)
Stock Purchase Agreement, dated August 23, 2006, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. (incorporated herein by reference to Exhibit 2 to Form 8-K as filed by the Company with the Securities and Exchange Commission on August 24, 2006)

Exhibit No.	Description
(d)(10)	Amended and Restated Stockholder Agreement, dated August 23, 2006, amended and restated as of June 4, 2007, by and between Rite Aid Corporation, The Jean Coutu Group (PJC) Inc., Jean Coutu, Marcelle Coutu, Francois J. Coutu, Michel Coutu, Louis Coutu, Sylvie Coutu and Marie-Josee Coutu (incorporated herein by reference to Exhibit 2.2 to Form 10-Q as filed by the Company with the Securities and Exchange Commission on July 12, 2007)
(d)(11)
Letter Agreement, dated April 20, 2010, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. (incorporated herein by reference to Exhibit 2.2 to Form 10-Q as filed by the Company with the Securities and Exchange Commission on July 6, 2010)
(d)(12)
Registration Rights Agreement, dated August 23, 2006, by and between Rite Aid Corporation and The Jean Coutu Group (PJC) Inc. (incorporated herein by reference to Exhibit 10.2 to Form 8-K as filed by the Company with the Securities and Exchange Commission on August 24, 2006)
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2011	RITE AID CORPORATION
	By:	/s/ MARC A. STRASSLER
	Name:	Marc A. Strassler
	Title:	Executive Vice President, General Counsel, and Secretary

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE